December 4, 2024

Michael Lau
Chief Executive Officer
Anbio Biotechnology
Wilhelm Gutbrod Str 21B, 60437
Frankfurt am Main
Germany

       Re: Anbio Biotechnology
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted November 18, 2024
           CIK No. 0001982708
Dear Michael Lau:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form F-1, Submitted November 18,
2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1. You noted that total revenue increased approximately 91% from the period ended June 30, 2023 to June 30, 2024 due to "a wider variety of items
being sold   to
       more clients from different regions." To get a better understanding of the changes in your revenues, please revise your disclosure to break out your revenues by product line (i.e., COVID-19 related products and non-COVID-19 related products, further broken down by point-of-care products and lab solution products) and geographic area
 December 4, 2024
Page 2

       for each period presented. If you are unable to disclose this information, please state that fact and explain why. In this regard, you also note that the slight increase in gross margin was due to the higher gross margin of new products launched in 2024. Please explain in more detail what you mean by this statement and specifically indicate the new products that were launched in 2024.
2. Regarding your cost of revenues, please revise your disclosure to identify the specific changes to your costs that impact cost of revenues and the reasons for the changes.
Liquidity and Capital Resources
Operating Activities, page 41

3. We note on page F-27 that customers B and C no longer represent greater than 10% of your revenues; however, they do account for 46% and 22%, respectively, of your accounts receivable balance as of June 30, 2024. We also note that the "Ability to
       Increase and Retain Customers" is one of the factors that affects your operating results. Please tell us how the loss of or decrease in customers B and C impacted your financial results and why you believe the receivables to be collectible. Executive Compensation
Summary Compensation Table, page 80

4.     Please add the disclosure for Richard Chen back to your Summary
Compensation
       Table on page 80 for the last full financial year. Refer to Part I, Item 4.a of Form F-1 and Part I, Item 6.B of Form 20-F.
Financial Statements for the interim period ended June 30, 2024
Notes to Financial Statements
Note 12 - Subsequent Events, page F-28

5. Please revise to specify the date you have evaluated all events or transactions that occurred subsequent to June 30, 2024.
       Please contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   William S. Rosenstadt, Esq.